Exhibit 99.1

[Unofficial English Translation from Hebrew]

Corporations Authority Registrar of Companies and Partnership [Official Seal]	State of Israel Ministry of Justice – Corporations Authority Registrar of Companies and Partnerships	State of Israel [Official Seal]

CERTIFICATE OF NAME CHANGE OF A COMPANY

This is to certify that:

KITOV PHARMACEUTICALS HOLDINGS LIMITED [in Hebrew] KITOV PHARMACEUTICALS HOLDINGS LTD

Company Number 520031238

Changed its name and henceforth shall be called

KITOV PHARMA LIMITED [in Hebrew] KITOV PHARMA LTD

Issued in Jerusalem on the day of:

25/01/2018

9 Shevat 5778

[stamped]

Ministry of Justice
Registrar of
Companies and Partnerships

[Signed] Eyal Globus, Adv. Minsitry of Justice – Corporations Authority Registrar of Companies end Partnerships

[stamped]

Corporations Authority

Confirmation that this document which is signed electronically, is a copy of a document (original or copy) which as of the date of the signature is found in the file of the Company at the Corporations Authority

Done by: Nizam Zaml, Adv.